UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Canadian Zinc Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

136802

(CUSIP Number)

Catherine J. Boggs Resource Capital Funds 1400 Sixteenth Street, Suite 200 Denver, CO 80202 United States of America (720) 946-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 10, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Fund VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,630,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,630,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,630,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Associates VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREDPURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,630,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,630,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,630,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCA VI GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,630,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,630,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,630,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCF VI CAD LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,630,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,630,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,630,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This Amendment No.1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the reporting persons on June 27, 2018 and relates to the acquisition of beneficial ownership of Common Shares of Canadian Zinc Corporation (the “Company”) whose principal executive office is located at 650 West Georgia Street, Suite 1710, Vancouver, British Columbia V6B 4N9.

Item 2.	Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund VI L.P. (“RCF VI”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF VI is investments.

b.	Resource Capital Associates VI L.P. (“Associates VI”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates VI is the general partner of RCF VI. The principal business of Associates VI is to act as the general partner of RCF VI.

c.	RCA VI GP Ltd. (“RCA VI”), a Cayman Islands exempt company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA VI is the general partner of Associates VI. The principal business of RCA VI is to act as the general partner of Associates VI.

d.	RCF VI CAD LLC (“RCF VI CAD”), a Delaware limited liability company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF VI CAD is investments. RCF VI CAD is a wholly owned subsidiary of RCF VI.

The sole members of RCA VI are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The business of RCA VI is directed by the officers of RCA VI. The Principals serve as executive officers of RCA VI. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is serving as senior executives of the Resource Capital Funds which include RCF VI.

RCF VI CAD is a Delaware limited liability company.

RCF VI and Associates VI are each Cayman Islands exempt limited partnerships.

RCA VI is a Cayman Islands exempt company.

Messrs. Bennett, Bhappu, Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 10, 2018, RCF VI CAD acquired 100,000,000 Common Shares and warrants to purchase 50,000,000 Common Shares (the “Warrants”) pursuant to a Subscription Agreement with the Company dated May 14, 2018. The issuance of the Common Shares and Warrants was subject to certain conditions precedent, including stockholder approval. The source of cash totaling CAD$20,000,000 was cash on hand.

RCF VI transferred 51,630,000 Common Shares owned by it to RCF VI CAD, a wholly owned subsidiary, concurrent with RCF VI CAD’s purchase of Common Shares (the “RCF VI Transfer”).

Item 4.	Purpose of Transaction.

The beneficial ownership that is the subject of this Schedule 13D was acquired for the purpose of investment. Except as set forth herein, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to dispose of the securities of the Company or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

RCF VI CAD: As of July 10, 2018, RCF VI CAD owned beneficially 151,630,000 Common Shares of the Company. Based on the foregoing and using 366,111,543 as the number of outstanding Common Shares of the Company, RCF VI CAD is deemed to have sole voting and dispositive power, and therefore beneficial ownership of, 41.4% of the issued and outstanding Common Shares of the Company. Assuming the exercise of all Warrants, RCF VI CAD will beneficially own 201,630,000 Common Shares of the Company. Based on the foregoing and using 416,111,543 as the number of outstanding Common Shares of the Company, RCF VI CAD is expected to be deemed to have sole voting and dispositive power, and therefore beneficial ownership of, 48.5% of the issued and outstanding Common Shares of the Company.

RCF VI: As of July 10, 2018, RCF VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 41.4% of the issued and outstanding Common Shares of the Company. Assuming the exercise of all Warrants, RCF VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 48.5% of the issued and outstanding Common Shares of the Company.

Associates VI: As of July 10, 2018, Associates VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 41.4% of the issued and outstanding Common Shares of the Company. Assuming the exercise of all Warrants, Associates VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 48.5% of the issued and outstanding Common Shares of the Company.

RCA VI: As of July 10, 2018, RCA VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 41.4% of the issued and outstanding Common Shares of the Company. Assuming the exercise of all Warrants, RCA VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 48.5% of the issued and outstanding Common Shares of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 14, 2018, RCF VI CAD entered into a subscription agreement with the Company (the “Subscription Agreement”) for the purchase of 100,000,000 units, each consisting of one Common Share and one-half of one Common Share purchase warrant (the “Warrants”), for a purchase price of CAD$20,000,000 (the “Offering”). Each Warrant entitles the holder thereof to purchase one Common Share of the Company at an exercise price of CAD$0.25 per share until December 31, 2018. The closing of the Offering was subject to shareholder approval at the Company’s shareholder meeting, which occurred on June 27, 2018. The closing of the Subscription Agreement occurred on July 10, 2018. The Company used a portion of the proceeds from the Offering to repay the balance of a USD$10,000,000 loan made by RCF VI to the Company, along with interest, fees and expenses of the loan. Proceeds not so utilized are to be used for the ongoing development of the Company’s Prairie Creek Project.

Concurrent with the closing of the Offering, RCF VI, RCF VI CAD and the Company executed a new investor agreement (the “Amended Agreement”). The Amended Agreement extends the rights granted to RCF VI under an Investor’s Agreement entered into between the Company and RCF VI on December 21, 2017 (the “December Agreement”) to RCF VI CAD and imposes certain monthly reporting obligations on the Company.

Additionally, under the Amended Agreement, for as long as RCF owns at least 10% of the Common Shares of the Company, RCF VI CAD has the right to nominate one director to the board of the Company. At any time when RCF owns at least 20% of the Common Shares of the Company, RCF VI CAD has the right to nominate two directors to the board of the Company. RCF VI CAD has additional nomination rights in proportion to RCF’s ownership interest in the Common Shares of the Company. RCF VI CAD anticipates that it will nominate one person to the board of the Company prior to the end of 2018.

Item 7.	Material to Be Filed as Exhibits.

10.1	Subscription Agreement, dated as of May 14, 2018 by and among Canadian Zinc Corporation and RCF VI CAD LLC, which includes an amended Investor Agreement by and among Canadian Zinc Corporations and Resource Capital Fund VI L.P. and RCF VI CAD LLC.*

10.2	Amended and Restated Investor Agreement, dated as of July 10, 2018, by and among Canadian Zinc Corporation, Resource Capital Fund VI L.P. and RCF VI CAD LLC.

99.1	Joint Filing Agreement, dated as of July 16, 2018, by and among the Reporting Persons.

*Incorporated by reference to the Schedule 13D filed on June 27, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2018

RCA VI GP LTD.

By:	/s/ Sherri Croasdale
	Name:	Sherri Croasdale
	Title:	Vice President and CFO

RESOURCE CAPITAL ASSOCIATES VI L.P.

By:	RCA VI GP Ltd., its General Partner

By:	/s/ Sherri Croasdale
	Name:	Sherri Croasdale
	Title:	Vice President and CFO

RESOURCE CAPITAL FUND VI L.P.

By:	Resource Capital Associates VI L.P., its General Partner

By:	RCA VI GP Ltd., its General Partner

By:	/s/ Sherri Croasdale
	Name:	Sherri Croasdale
	Title:	Vice President and CFO

RCF VI CAD LLC

By:	/s/ Sherri Croasdale
	Name:	Sherri Croasdale
	Title:	President

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